In connection with the Form SBSE-A/A for HSBC Bank plc ("HBEU"), the following changes have been made:

November 2ⁿᵈ, 2022

1) Updated to include the addition of new Principals: Patrick Andrew Clackson and Haidee Hoilim Chung.
2) Updated to remove the Principal Artur Jerzy Guja.

April 8ᵗʰ, 2022

1) Filing of a consolidated Form 7R.

January 7ᵗʰ, 2022

1) Updated to include the addition of new Principals: Norma Dove Edwin and David Watts.

2) Inclusion of the following Regulatory Disclosures:

<u>EUROPEAN COMMISSION ANTITRUST CASE 40135</u>

The European Commission announced on 2 December 2021 the resolution of a cartel investigation into historical conduct in the Foreign Exchange spot trading market. It found five financial institutions to have infringed EU competition law, including HSBC (HSBC Bank plc and, as parentally liable, HSBC Holdings plc). HSBC was named in the settlement decision and will pay a fine because of the involvement of a former trader in a single online professional chatroom from May 2011 to June 2012. The Commission's investigation focused on the trading of the G10 currencies. The Commission's investigation revealed that traders acting on behalf of the banks exchanged sensitive information and trading plans, and occasionally coordinated their trading strategies through the online professional chatroom. HSBC cooperated with the investigation.

On December 17, 2021, the UK Financial Conduct Authority (FCA) issued its decision (Decision Notice) to impose a civil monetary penalty in the amount of GBP 63,946,800 against HSBC Bank PLC (HBEU) for historical breaches of the UK Money Laundering Regulations 2007. HBEU is the only subject of the FCA's Decision Notice.

<u>DECISION NOTICE RE FIRM 114216 DATED 17 NOVEMBER 2021</u>

The FCA found that for the period March 2010 through March 2018, HBEU's transaction monitoring controls did not comply with certain provisions of the UK Money Laundering Regulations 2007 (Sections 20(1)(a) and 20(1)(f)). Specifically, the FCA found that HBEU's policies and procedures for two of its key automated transaction monitoring systems were not appropriate or sufficiently risk sensitive and that HBEU did not ensure the policies that managed and monitored those systems were adequately followed. The FCA criticised three components of HBEU's UK automated transaction monitoring systems, namely: scenario coverage, parameters and data. The FCA found that these deficiencies meant that HBEU did not have an adequately effective automated transaction monitoring system in the UK.

The FCA's Decision Notice recognised HSBC's large-scale remediation programme, which began in 2012 and included, among other things, certain successful enhancements in relation to data integrity and the segmentation of customers as well as more recently, significant investments in market-leading technologies for the next generation of automated transaction monitoring.